UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 03, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 03, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

3 May 2023

Barclays PLC

AGM Statements

Chairman's 2023 AGM statement

This is the first time that we have had a normal AGM in London since 2019, and I am delighted to welcome you here. The AGM is a positive opportunity to build on feedback and engagement, and in that spirit we hope for a constructive dialogue today.

The last year or so has seen a continuing absence of what we used to think of as normality, in both the macroeconomic and the geopolitical environments. All of these factors have an impact on the operations of a significant global bank like Barclays and it is appropriate to start this AGM with thanks to all of my colleagues who work hard to serve customers and clients, whilst at the same time making continual improvements to the bank's operations in order to keep up with the changing marketplace and the opportunities afforded by technology. Notwithstanding the material macroeconomic and geopolitical upheaval that unfolded over the past year, we have continued to run your company to support the financial health and well-being of all of those who bank with us and indeed wider society, which in turn delivers value for you our shareholders. Venkat, I am sure, will shine a light on the myriad ways in which Barclays has lived its Purpose, but I am always humbled by the steadfast dedication of colleagues to ensure our customers and clients have access to the finance, tools and guidance they need to weather the stormy conditions that persist, and ultimately to flourish.

I would also like to say particular thanks to two gentlemen sitting on the platform here today who have completed nine years of service to Barclays and will be retiring imminently. One is Crawford Gillies, and the other is Mike Ashley, respectively the chair of Barclays UK (and prior to that our senior independent director), and in Mike's case the chair of the Board Audit Committee. It is often challenging being on the board of a large bank. I was not here nine years ago but, by all accounts, the bank faced significant challenges. Crawford and Mike have played key roles as part of the board in initially bringing stability to what was a challenged business and then helping to develop our strategy, refresh the management team and oversee significant improvements in the operations of the bank.  Crawford and Mike, on behalf of the shareholders, thank you for all that you have done.

I should add that the next chair of Barclays UK is Sir John Kingman, who will be joining the board next month subject to regulatory approval. The new chair of the Board Audit Committee is Julia Wilson who is sitting here and has been on the board for two years already. And we also welcome Marc Moses to the board, also sitting here; Marc has joined the risk and the audit committees and brings great experience from his time as the chief risk officer and on the board of HSBC.

The AGM is, of course, principally an opportunity to hear from shareholders and I would like to turn to a question which will be at the top of everyone's minds, the situation of banking and shareholder returns in today's uncertain environment.

There has been considerable upheaval in banking in the last few months, referring to the collapses of three US banks, and the rapid acquisition of one major Swiss one. Your board has spent considerable time examining these developments, considering contagion risks, and seeking to ensure that none of the mistakes made in these cases are repeated at Barclays. Your board and management team are firmly of the view that we have carefully managed the risks that undermined those other banks. Our liquidity management is more robust than seems to have been the case in some of these situations. Our stress tests have frequently incorporated materially higher interest rate scenarios of the type we have recently witnessed.  We also have a profitable business model, returning over 10% in each of our business lines and at group level. We have an excellent management team, recently strengthened with some new hirings who bring experience from their previous roles in other major firms, and of course, Venkat and Anna are, I am pleased to report, running the ship very well as they enter their second year. I would like to say to Venkat, again on behalf of the multitude of shareholders who have already expressed this to me and no doubt to you directly, how delighted we are that you are back from your treatment for cancer. We applaud your resilience and wish you the very best for coming years.

The management and the board are very focused on the question of shareholder returns. In cash terms these take the form of dividends and share buybacks. We are committed to growing our dividend and also to utilising surplus capital to buy back shares. We will only do that after due consideration of the needs of the business, and should not forget that the world remains a very uncertain place, but we will strive to ensure full transparency as to how we allocate the surplus capital we generate each year between investments in the business, meeting regulatory obligations and returning capital to shareholders.

The other significant element in shareholder returns is the share price which remains at around a clearly unsatisfactory 50% discount to our book value. What are we doing about this? First, we must ensure we continue with returns over and above our target level. We are doing this at present whilst at the same time ensuring the financial and operational resilience of the bank. We continue to operate within our target range for capital, our liquidity is strong and our deposit flow healthy and in line with the norm. We will also do this within the context of a settled strategy; we have a diversified but connected portfolio of businesses, and believe that they not only add to each other, but that they provide an overall stability and breadth to earnings which is important to consistency of results and the generation of shareholder value.

Secondly, to avoid the kind of error which cost us so much money last year when we failed to properly operate within the limit set for securities that we were issuing in the United States. Under the guidance of the board, the management has launched a change programme, alongside our Purpose, Values and Mindset, to set a standard of consistent excellence, ensuring that we are holding ourselves to that standard in all that Barclays does, whether simple or complex. This is a very material endeavour, backed by significant investment, and we will demonstrate measurable progress to you, our shareholders, in a transparent and regular way. Venkat will say more about our determination to be operationally excellent, as well of course as our financial performance, in just a moment.

Thirdly, and this is particularly important given the shrinking European investment banking world, we must ensure that you, our shareholders properly understand how we as a business make money and why our model/strategy is the right one for the bank. I hope you feel that we are making progress in that regard through improvements in our disclosures. We are very open to shareholder questions on that topic, and more.

Can I now turn to the environment, the progress we have made and the work we still have to support sustainable growth. Three years ago, we committed to being authentic, science-based and transparent in our approach to the climate crisis. We have significantly enhanced our climate related disclosures, incorporating them within the bank's Annual Report for the first time this year. This has been well received by our institutional shareholders, but we continue to welcome feedback on how we can improve further, and of course on our policies too.

There is now less time in which to do more as the years advance and new challenges such as the continuing war in Ukraine mount up. Since we last met, we have continued to listen to shareholder feedback, including much of that expressed post our Say on Climate vote last year. We have tightened our thermal coal policy and are now in line with those banks which have committed to exit financing thermal coal in OECD and EU countries by 2030. In addition, we have substantively exited the Oil Sands sector, as a result of the policy adopted in 2020 and will not be financing it going forward. We have set targets for five of the 10 NZBA high-emitting sectors, now including automotive manufacturing, and, in respect of residential real estate, we have measured our baseline emissions and determined the convergence point to align with a 1.5C pathway, consistent with the Paris goals.

With respect to the ongoing elements of our work, we continue to refine our client transition framework and to assess our clients' plans and alignment with our Scope 3 targets. We are also progressing the top-down review of our total balance sheet emissions, alongside the detailed targets for high-emitting sectors.  We have strengthened the team with new heads of Sustainable Finance in the CIB and BUK, and detailed work on sector pathways and client transition plans, including our work with the UK's transition plan taskforce, will better inform our future strategy and policies, including our approach to oil and gas financing. It is our view, and I know that not everybody agrees, that the state of energy provision, today, and the questions of energy poverty and energy security, mean that we cannot simply abandon this sector. Our absolute financed emissions from upstream energy have come down by almost one third since we started on this road in 2020, reflecting a steep decline in our capital markets financing for oil and gas, together with a slight reduction in the carbon intensity of our financing. At the same time, we have mobilised £88bn in green finance since 2018, increasingly focusing our investment pounds and dollars on renewables and lower intensity forms of hydrocarbon energy and other green activity. We are targeting a vast amount of new finance - $1trillion -  for renewables and other sustainable activities, but at the moment programmes are not there for all of this investment to be taken up, a topic I will return to briefly in a moment.

Nature and biodiversity are increasingly important areas of focus for Barclays and the wider industry, given that nature and ecosystem services fundamentally underpin our economies and societies and have strong linkage with climate change. We recognise the importance of the finance sector in stewarding responsible finance towards a nature-positive future, including through our engagement with industry groups, and the Task Force on Nature-related Financial Disclosures forum. We are pleased to have strengthened our policies to address deforestation in our recently updated Forestry and Agricultural Commodities Statement.

I spoke earlier about how Barclays' financial performance, and our progress against our strategy, is inextricably linked to the global economy. A similar affinity applies to tackling the climate crisis, with success contingent upon a more joined up approach between governments, businesses, financiers and asset owners in developing policy approaches to the climate. We are not on different sides of the table. It is clear from the success for instance of wind policy in the UK that the government has an important part to play in kickstarting aspects of the green economy. There is still more we can do together to fully harness the availability of finance and innovation, which is vibrant in Britain, and formulate the necessary national and regional policies; Barclays has committed to play an important role in supporting our clients and the economy to transition.

Capital markets is another area where I must stress the importance of joined up action between governments and financial firms in order to catalyse economic growth to benefit our societies.  This is particularly acute for Britain, and London as a capital market. You will be familiar with the statistics showing the decline of companies choosing to list in the UK. There is plenty of innovation in Britain. There are plenty of studies too of the reasons why successful growing companies do not necessarily end up on London's capital markets, but we must now come together to put London's capital market back on the front foot once more. Ensuring the UK is a great location for investment matters for economic growth, jobs and the prosperity of every person who chooses to live and work in Britain. This is not just a problem for finance. If we cannot nurture and grow our own companies, the focus of investment and employment will inevitably continue to drift elsewhere. The drivers for this set of circumstances are complex and go beyond questions of regulation - although that is important - encompassing wider features of our risk culture and history as well as of course the emergence of many successful competitors to London around the world.  Barclays is determined to play a big part in the reinvigoration of the London markets and help lift up the economy of a nation that has been our home for over 300 years.  I hope that we will have more to say on this at future AGMs.

With that, I would like to hand over to you Venkat, prior to asking our shareholders, to ask questions.

Chief Executive's 2023 AGM statement

Thank you Nigel and welcome to all of our shareholders. As I mentioned at last year's AGM, I consider it an enormous privilege to lead this great institution which has been part of the national fabric for 330 years.

We have the opportunity today to discuss the difficult operating environment in the global economy and markets, and to review our 2022 performance. I would also like to update you on progress against our strategy, including how our disciplined investments are laying the path to growth. Finally, I want to reiterate there is still more to do to operate all of our businesses to their full potential. Your leadership team has been thinking very carefully about how we can deliver to an even higher standard throughout Barclays, and I would like to build on Nigel's comments on that important ambition.

The rate and scale of unexpected events in the global economy in 2022 were striking. From Russia's invasion of Ukraine and the resulting energy security crisis, to the upending of the contemporary interest rate environment, and continued repercussions of COVID-19.  The challenges have persisted into 2023, as we have seen in the banking sector in the US and Europe.

This global turmoil created a challenging operating environment for Barclays, and very real effects for our stakeholders across our different geographies. Nonetheless, the events that unfolded served to reaffirm Barclays' critical role in helping our customers and clients manage uncertainty, and I am proud of the ways in which we demonstrated our support over the past year. I will draw out some highlights in just a moment.

Before I do, a brief word on the acute disruption we have recently observed in parts of the banking sector. Nigel just reiterated the Board's confidence in Barclays' resilience. Let me expand on what underpins that confidence. Over a long period of time, we have undertaken a number of deliberate actions that mean we can operate normally in a volatile macro-economic and market environment. Our prudent approach to lending, strong risk management and robust liquidity, underpinned by our diverse deposit strategy, have insulated Barclays from this volatility and enabled us to continue to support our customers and clients through an uncertain period.

I am particularly pleased with how we helped our customers, clients and communities despite persistent instability in the global landscape. We know the external events of 2022 created harder conditions for many of those who bank with us, and for society. That is why, in response to rising cost of living for example, we ensured personal customers had access to tailored guidance to reflect their needs, as well as running hundreds of masterclasses to help our SMEs with their financial planning. We also launched a new Rainy Day Saver Product, with a 5% interest rate to help build customers' financial resilience, and partnered with the Trussell Trust who work with local communities most in need.

I am very proud to note that the Barclays LifeSkills programme recently marked its 10 year anniversary, having helped over 18 million people with money management and employability skills. Such skills are more important than ever in the current climate and this program reflects our commitment to society, and the future.

The support that Barclays is able to extend goes much wider. There is a clear opportunity for financial services to help address broader, and complex societal issues like energy independence and efficiency, housing or economic growth. I am proud of how Barclays has played its part helping tackle some of the most pressing issues facing policymakers around the world, including in the United Kingdom, which has been our home for over three centuries.

I would like to highlight some powerful examples from the past year. We were appointed to run the equity side of the fundraising process for the UK Government's Sizewell C project, and we trialled a new proposition - our Greener Home Reward Scheme - to support the energy efficiency of our customers' homes. Meanwhile, in 2022 we met our target of supporting over 250 entrepreneurs, through our Unreasonable Impact programme, to pursue ventures with the potential to create the jobs of the future. In each of these instances we have shown creativity and commitment to make a positive and enduring difference in the societies in which we all live and work.

Our ability to fulfil our Purpose is enabled by our resilient financial performance. In 2022 we achieved a strong set of results notwithstanding the uncertain operating environment. We achieved a Group income of £25 billion, delivered a profit before tax of £7 billion, and met our target of greater than 10% return on tangible equity. We maintained a strong Common Equity Tier 1 (CET1) capital ratio of 13.9%, and returned capital to shareholders, with a total capital return equivalent of c13.4p per share. On shareholder returns, I recognise there is more work to do to reduce the discount at which the bank's shares trade to our book value, and will return to this point later.

Our 2022 financial performance illustrated how we benefit from having a diversified franchise, with each of our three main operating businesses delivering double-digit returns. In Barclays UK, our retail bank, we grew income by 11% year-on-year, supported by improved efficiencies and the tailwind of rising interest rates. In our Consumer, Cards and Payments business, income was up 35%, reflecting higher balances in US cards and increased payments activity following the ease of lockdown restrictions. Finally, within Barclays International, our Corporate and Investment Bank income was up 8% versus 2021, driven in particular by our Global Markets business.

I would like to emphasise an important point here on how we balance investment opportunities in the business with capital returns. Throughout 2022 we pursued a disciplined approach to investments, focused on driving efficiencies and growing the business in line with our strategic priorities. It is because of these investments we are seeing improved profitability, as borne out in the record quarter of profitability we have just reported in 2023.

That brings me on to our strategic priorities. At last year's AGM, I laid out Barclays' three strategic priorities. I am pleased to report that we have made progress against each in the past year.

Against the first priority, delivering next-generation, digitised consumer financial services - our ongoing investment in digitisation is cultivating a more seamless experience for customers. 90% of all our customer transactions are now done digitally, with our Barclays App customers growing to 10.5 million by the end of 2022. We also diversified our product offering further, via the acquisition of Kensington Mortgage Company, a specialist mortgage lender, whilst in the US our partnership with GAP is helping us scale our cards portfolio. Both of these investments will provide us with further growth opportunities.

Against the second priority - delivering sustainable growth in the CIB - we have continued to invest in our technology, our people, and our capabilities to build a globally competitive business. We opened a new state-of-the-art trading floor in London, and were ranked 6th in the world for Global Markets. We also made good progress pursuing diversification within the Corporate and Investment Bank, which proved its value against a backdrop of high volatility in 2022.

Finally, we have come a long way in building our capability and reputation with clients on the transition to the low-carbon economy in a short period of time. Last year we acted as the sole M&A advisor to Con Edison, on the $6.8 billion sale of their clean energy business, and more recently I hosted over 200 clients in New York at our inaugural ESG conference - a testament to our expertise in this area.

You just heard from Nigel on progress regarding the bank's climate policies, and in addition we have been making progress in helping finance our clients' transition. We are on track to meet our target to deliver £100 billion in green finance well ahead of the 2030 target date, and recently announced a new target to facilitate $1 trillion of Sustainable and Transition Financing between 2023 and 2030. We are also using our balance sheet to support investment in sustainable green technology start-ups, reinforcing Barclays' uniquely positioned eco-system for scaling green technology. Barclays can play a key role supporting the transition, and in tandem, grow our business.

Whilst our performance in 2022 was strong overall, the matter with the over issuance of securities significantly marred our success. I echo Nigel's deep disappointment that this occurred. Shareholders and management want Barclays to perform at a consistently high standard, day in, day out. This means more than just avoiding mistakes.

We must operate all of our businesses to their full potential, and deliver nothing less than world-class service for our customers and clients, every time. As Nigel described, towards the end of 2022 we established a change programme to set a standard of consistent excellence throughout the organisation, backed by a clear action plan to embed it. I believe that if we continue to generate predictable results, demonstrate progress against our strategy for growth, and operate all of our businesses consistently well, we can close the gap in our price to book value.

Our achievements rely entirely on the skill and dedication of our colleagues, who bring their best to Barclays each day.  I am grateful to every single one of them for their hard work, commitment to our purpose, and pursuit of excellence.  The working environment has justifiably evolved since the pandemic, with a salutary premium on flexibility.  We have developed our policies on hybrid working with pragmatism and compassion, seeking to balance flexibility, customer service and availability, and the resilience and productivity of the bank.  We were, therefore, very pleased to have received the LinkedIn award for the Number 1 employer in the UK for the third year in succession, an unprecedented achievement.  I am also especially pleased to have just learnt this morning that Barclays has been ranked in the 10 Top Graduate Employers in the Times, our highest ranking since 1997 when the list began.

To conclude, we achieved a great deal this year. We delivered a strong and resilient financial performance, progressed our strategic priorities and plan for growth, and supported our customers and clients when they needed us most.

Thank you for listening.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Jonathan Tracey
+1 212 526 8442	+44 (0)20 7116 4755

James Johnson +44 (0)20 7116 7233

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group's control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group's reputation, business or operations; the Group's ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group's control. As a result, the Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the SEC (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC's website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.